EXHIBIT 4.10

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK
The following description of TreeHouse Foods, Inc.’s (the “Company”) capital stock is based upon the Company’s Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), the Company’s Amended and Restated By-Laws (“By-laws”) and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Certificate of Incorporation and By-laws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.10 is a part.
Authorized Capital Stock
As of the date hereof, the Company’s authorized capital stock consists of 100,000,000 shares, of which 90,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share.
Common Stock
Company Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and non-assessable. The Company’s common stock is listed on the New York Stock Exchange under the symbol “THS.”
Dividend Rights. Subject to the dividend rights of the holders of any outstanding preferred stock, the holders of shares of common stock are entitled to receive ratably dividends out of funds lawfully available therefore at such times and in such amounts as the Company’s board of directors may from time to time determine.
Rights Upon Liquidation. Upon liquidation, dissolution or winding up of the Company’s affairs, the holders of the Company’s common stock are entitled to share ratably in the Company’s assets that are legally available for distribution, after payment of all debts, other liabilities and any liquidation preferences of outstanding preferred stock.
Conversion, Redemption and Preemptive Rights. Holders of the Company’s common stock have no conversion, redemption, preemptive or similar rights.
Voting Rights. Each outstanding share of the Company’s common stock is entitled to one vote at all meetings of stockholders, provided, however, that except as otherwise required by law, holders of the Company’s common stock are not entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of outstanding preferred stock. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Other than the election of directors, if an action is to be taken by vote of the stockholders, it will be authorized by a majority of the votes cast by the holders of shares entitled to vote on the action, unless a greater vote is required in the Certificate of Incorporation or By-laws. Directors are elected by a plurality of the votes cast at an election.
Preferred Stock

The Company’s Certificate of Incorporation authorizes the Company’s board of directors, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation preferences of each of these series. The Company may amend from time to time the Certificate of Incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the Company’s shares entitled to vote.
Dividend Rights. The preferred stock will be preferred over the Company’s common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in the Company’s common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation) on the Company’s common stock or other stock ranking junior to that series of preferred stock as to dividends and upon liquidation shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to receive dividends when, as and if declared by the Company’s board of directors or, if dividends are cumulative, full cumulative dividends for the current and all prior dividend periods. The Company will pay those dividends either in cash, shares of preferred stock or otherwise, at the rate and on the date or dates set forth in the applicable prospectus supplement. With respect to each series of preferred stock that has cumulative dividends, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in a prospectus supplement relating to the series. Accruals of dividends will not bear interest. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock as to the payment of dividends, as compared with then-existing and future series of preferred stock.

Rights Upon Liquidation. The preferred stock of each series will be preferred over the Company’s common stock and other stock ranking junior to that series of preferred stock as to assets, so that the holders of that series of preferred stock (unless otherwise set forth in the applicable prospectus supplement) will be entitled to be paid, upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, and before any distribution is made to the holders of the Company’s common stock and other stock ranking junior to that series of preferred stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock of that series will not be entitled to any other or further payment. If upon any liquidations, dissolution or winding up, the Company’s net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, the Company’s entire remaining net assets will be distributed among the holders of each series of preferred stock in amounts proportional to the full amounts to which the holders in each series are entitled, subject to any provisions of any series of preferred stock that rank it junior or senior to other series of preferred stock upon liquidation. The applicable prospectus supplement will indicate the relative ranking of the particular series of the preferred stock upon liquidation, as compared with then-existing and future series of preferred stock.
Conversion, Redemption or Exchange Rights. The shares of a series of preferred stock will be convertible at the option of the holder of the preferred stock, redeemable at the Company’s option or the option of the holder, as applicable, or exchangeable at the Company’s option, into another security, in each case, to the extent set forth in the applicable prospectus supplement.
Voting Rights. Except as indicated in the applicable prospectus supplement or as otherwise from time to time required by law, the holders of preferred stock will have no voting rights.
Anti-Takeover Effects of Provisions of the Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law
Business Combinations Act
The Company is subject to the provisions of Section 203 of DGCL. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Company’s board of directors or the business combination is approved in a prescribed manner. A business combination includes, among other things, a merger or consolidation involving the Company and the interested stockholder and the sale of more than 10% of the Company’s assets. In general, an interested stockholder is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Certificate of Incorporation and By-law Provisions
The Certificate of Incorporation and By-laws also contain certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. For example, the Certificate of Incorporation and By-laws divide the Company’s board of directors into three classes with staggered three-year terms. Under the Certificate of Incorporation and By-laws, any vacancy on the Company’s board of directors, including a vacancy resulting from an enlargement of the Company’s board of directors, may only be filled by vote of a majority of the directors then in office. The classification of the Company’s board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of the Company.

The Certificate of Incorporation and By-laws also provide that any action required or permitted to be taken by the Company’s stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. The Certificate of incorporation provides that stockholders representing at least a majority of the votes which all stockholders would be entitled to cast in any annual election of directors have the right to call special meetings of stockholders. In addition, the By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholders’ meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities.

These provisions may also discourage a third party from making a tender offer for the Company’s common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders’ meeting, and not by written consent.
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Certificate of Incorporation and By-laws require the affirmative vote of the holders of at least 75% of the shares of the Company’s capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.
Certain Effects of Authorized but Unissued Stock
The Company’s authorized but unissued shares of common stock and preferred stock may be issued without additional stockholder approval and may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.
The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount available for distribution to holders of the Company’s common stock or could adversely affect the rights and powers, including voting rights, of such holders. In certain circumstances, such issuance could have the effect of decreasing the market price of the Company’s common stock.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Company’s board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, lender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.
We plan to issue additional shares of common stock in connection with our employee benefit plans. We do not currently have any plans to issue shares of preferred stock.